UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

ELECTRONIC HAIR STYLING, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

285722104
(CUSIP Number)

                                                David L. Hefflinger
Alan S. Parsow                                  McGrath, North, Mullin
General Partner                                   & Kratz, P.C.
P. O. Box 0449                                  1400 One Central Park Plaza
Elkhorn, NE 68022                               Omaha, NE 68102
(402) 289-3217             with a copy to       (402) 341-3070

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

December 19, 1996
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 285722104      13D                    Page 2 of 5 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

     Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.   Check the Appropriate Box if a Member of a Group

     /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds


     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

      __
     /_/

6.   Citizenship or Place of Organization

     Nebraska

                              7. Sole Voting Power

                                   268,000 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   268,000 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          268,000 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 4.81% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 285722104           13D               Page 3 of 5 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

     Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

     /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds


     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

      __
     /_/

6.   Citizenship or Place of Organization

     Nebraska

                              7. Sole Voting Power

                                   77,500 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person                   9. Sole Dispositive Power
     With
                                   77,500 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


     77,500 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
      __
     /_/

13.  Percent of Class Represented by Amount in Row 11

     Approximately 1.39% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 285722104           13D               Page 4 of 5 Pages

ITEM 1.   SECURITY AND ISSUER.

     The securities to which this Schedule 13D relates are shares of common stock of ELECTRONIC HAIR STYLING, INC. ("EHS"), whose principal executive offices are located at One Lovell Avenue, Mill Valley, California, 94941. Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") are the entities making this filing.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed by the Partnerships. The sole general partner of both Partnerships is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of both Partnerships consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither of the Partnerships nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnerships have acquired EHS common stock through open market purchases. The purchase price was obtained from the Partnerships' working capital and from margin account borrowings from brokers.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Partnerships have acquired the EHS common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the EHS common stock, EHS's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional EHS common shares either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnerships may dispose of the EHS common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise.

     Mr. Parsow, on behalf of the Partnerships, plans to meet with management of EHS to discuss ideas to enhance stockholder value and may seek representation on the board of EHS.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.

     (a)(b) As of December 19, 1996, Parsow Partnership, Ltd. owns 268,000 shares of EHS common stock and Elkhorn Partners Limited Partnership owns 77,500 shares of EHS common stock. The EHS Form 10-Q for the quarter ended September 30, 1996 reported that there were outstanding 5,570,395 shares of EHS common stock as of October 31, 1996.

CUSIP NO. 285722104           13D               Page 5 of 5 Pages


Based on this number, Parsow Partnership, Ltd. owns approximately
4.81% of the EHS common stock and Elkhorn Partners Limited
Partnership owns approximately 1.39% of the EHS common stock.

     (c) During the past 60 days, Parsow Partnership, Ltd. purchased 233,000 shares of EHS common stock, in open market transactions, at prices ranging from $3.1875 to $3.665 and Elkhorn Partners Limited Partnership purchased 61,000 shares of EHS common stock in open market transactions at prices ranging from $3.1975 to $3.965.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither of the Partnerships nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of EHS including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:  December 20, 1996.


Elkhorn Partners                   Parsow Partnership, Ltd.,
Limited Partnership                A Limited Partnership


By  /s/ Alan S. Parsow             By  /s/ Alan S. Parsow

  Alan S. Parsow                     Alan S. Parsow
  General Partner                    General Partner